Filed by Trident Acquisitions Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Trident Acquisitions Corp.

Commission File No. 001-38508

Trident / Lottery.com Definitive Announcement Transcript
April 28, 2021

Vadim Komissarov: Good morning everyone, and welcome to the Lottery.com and Trident Acquisitions Conference Call. My name is Vadim Komissarov. I am the CEO of Trident Acquisitions, and we're very excited to be sponsoring a business combination with Lottery.com. Lottery.com is a leading company that offers playing lottery games online using blockchain technology and has everything we're looking for in a consumer marketplace business. First, they address a huge market, with a global lottery market totaling approximately $400 billion. It's also a growing market, with industry experts forecasting the global growth of the lottery markets to increase more than 60% to over $650 billion in 2025.

We're seeing a massive consumer migration from offline to online across many industries. The company is spearheading a current consumer shift from in-store to online lottery purchases and is the leader of the industry. With currently only 7% of the US lottery purchases online, we see a tremendous growth opportunity for the company to be a beneficiary of this online consumer shift, and we see Lottery.com to become the premier global marketplace for all games of chance.

Lottery.com has a terrific management team led by its two co-founders. Both the management and 100% of the shareholders are rolling all of their equity into our team. The team has an impressive investor base and strong partnerships with many large brands and is focused on executing several growth initiatives to expand the company. Finally, we're bringing this deal at what we think is a really compelling belief with a significant discount to the relevant comparable companies, which we'll talk about at the end of the presentation.

With that, I'd like to hand it over to Tony DiMatteo, the co-founder and CEO of Lottery.com. Again, we're very excited about the opportunity and appreciate everybody's attendance today.

Tony DiMatteo: Thank you, Vadim. Good morning, everyone. My name is Tony DiMatteo. I'm the co-founder, chairman and CEO of Lottery.com. We started this company about six years ago in 2015. You'll see my co-founder Matt Clemenson there. He's our chief commercial officer as well. When we started the company, Matt and I met, and at the time, we were running two different companies, but on the side is we decided that we should start building things together with the thesis that we should build things that are inevitable to happen, things that must exist at some point and just try to be the people who would actually build that. Lottery was one of those things.

Lottery is a legacy industry that has not modernized over the last 20 or 30 years as many other industries have, and so we saw a very large opportunity with a very large global market that we could go after. So we've been marching along that road ever since. We also have on the call today Ryan Dickinson. He is our president and COO. He comes to us from AccuWeather and has been really instrumental in maturing our processes as we've moved along.

File name: Lottery com Investor Presentation March 2021

Trident / Lottery.com Definitive Announcement Transcript
April 28, 2021

We also have Luc Vanhal, who is our CFO. Luc comes to us by way of Disney. He was the CFO of the consumer products division at Disney for many years. Then, again, we have Vadim Komissarov on the call as well. Jason Robins is one of our most important investors and advisors. Jason is the CEO and co-founder of DraftKings. He actually wrote one of our first checks back in 2015 personally. Now he's been instrumental in not just helping us navigate the regulatory world of gaming, but also just as you've seen, DraftKings has had a very successful stock. So we're now also following along those footsteps, and he's been very helpful in that process as well.

Paraag Marathe, he's the president of the 49ers Enterprises. The 49ers invested in our seed round as well. He has incredible connections into the sports world, not just in football, but really all major sports. On the right, we have Senator Mark Lipparelli. He's the former chair of the Nevada Gaming Control Board, and he's currently the chair of Galaxy Gaming. Along the bottom is we've just been building out a really strong core team of advisors on the philanthropy side and in blockchain as well.

Here's what we're going to talk about today. Last year, we attracted 7.7 million people to our site with a very small marketing budget, and we did that because we are the premier lottery brand in the space and a global provider of lottery data. We provide data on its own in 600 games in 40 plus countries around the world. I think most people don't know how big the lottery market actually is. It's a $398 billion total addressable market right now, and we'll get into that a little bit. It's continuing to grow. Third is we project $571 million in revenue by 2023. While our growth may seem impressive, it is really still a very small fraction of the blue ocean market ahead of us. Fourth is we're projecting 59 million in EBITDA. Unlike our peers and other gaming verticals, we plan to be profitable throughout our entire expansion. We'll talk about that too. Then lastly, we have almost a 294% CAGR between now and 2023. That may seem large. We've already achieved this CAGR, and we continue to expect that to happen.

Our vision is to be the premier global marketplace for all types of games of chance. I say the way to think about that is sort of the Amazon of games of chance, meaning wherever you are on the planet, we want you to be able to come to our platform whether on an app or a website. We check your location and verify your identity. Then we want to be able to show you whatever games you're legally allowed to play at that moment in space and time. That could be sports book. That could be DFS. It could be slots, casino, lottery, et cetera. For us, it's just a very large global vision by leveraging our brand to deliver the most amount of games possible that we can to the world.

Our mission is to deliver responsible, trusted, and transparent gaming to the world. What I mean by transparent is by leveraging the blockchain, which we'll talk about a little bit further in the presentation. There is consumer shift to convenience. When I say we wanted to build something that is inevitable, this is what I mean. It was obvious that Amazon would beat Borders and Uber would beat the taxis, et cetera. But it wasn't just a shift to digital. The real shift is to convenience. It's been proven time and time again that consumers always opt for convenience whenever they can. If you look at the lottery industry, the current reality is you have to go to the store, bring in paper money, and you walk out with paper ticket.

File name: Lottery com Investor Presentation March 2021

Trident / Lottery.com Definitive Announcement Transcript
April 28, 2021

Obviously, when COVID happened, that really was a game changer for the industry itself but also for us. I'll speak about that a little bit later. Again, I think it surprises people when they see how big the global lottery market is. It's actually larger than the global film, video game, and SAS industries combined. We're at about $400 billion right now, and that's projected to reach $652 billion by 2025. If you compare our current market share with some of our comparables here, you'll see that we have a huge opportunity ahead of us and a really blue ocean with the strongest possible brand in the industry. I think our market cap and our pricing reflects that, that we think this is a very attractive deal for investors.

This speaks to the digital transformation that is coming and that has already happened in some industries. In US sports betting, you'll see that that digital transformation has already came, and so there's a limited window there, a smaller opportunity ahead. If you compare that to US lodgings and bookings, about half is done there, but really for us, only about 6.7% of all US lottery tickets currently are sold online. That's largely done through the states at this point. So we have a huge blue ocean ahead of us that we can capitalize on, leverage our branding, leverage our low cost per acquisition and we think become the top-of-mind brand for all lottery. Our goal is to control the consumer layer, so when you think about lottery, you think about lottery.com.

It took us four years to open up four states. The reason for that is we were very much an unknown quantity when we began, and so we had to build relationships in states, prove to them that we were a good actor, and then get permission to operate in and remain in good standing. The real leverage point or the inflection point for us was when COVID happened and the lockdown from the quarantine started happening. When that happened, again, if you're a consumer, if you cannot go to the store, you cannot play. So the states realized that they cannot continue as business as usual, and they are in desperate need of an online interface, online arm to sell their games. That's where we came in.

For the state to do that themselves and go online, it can be one very politically difficult inside of a state with various parties involved there, but also, it can be quite expensive and just time-consuming. The states count on that revenue from lottery to operate. Since the beginning of 2020, we've opened up another eight states, and we're projecting to open up another six states just this year. We expect to continue to expand at a very fast clip. Domestic growth is very exciting, but international presents actually even greater opportunities.

File name: Lottery com Investor Presentation March 2021

Trident / Lottery.com Definitive Announcement Transcript
April 28, 2021

Mexico is our first success story as far as acquisitions. We have acquired Aganar and Juega Lotto. The Powerball brand is quite strong in Mexico as it is in most parts of the world, and so we thought this was a good jumping point for us. Aganar sells Pronósticos tickets, which is the National Mexican game, but it also publishes its own digital scratcher games with about a 30% gross margin. Juega Lotto, they own a license to sell international lotteries into Mexico. In that case, that is saying that they can actually bring US games like Powerball and the Texas state games to their citizens there. Certainly, there's a bit of a learning curve culturally speaking from a user interface perspective that we're learning now on how to best deliver our products to their users. As an example, in Germany, nobody does quick picks. It's very much everybody chooses their own numbers, and so understanding those cultural differences as we expand into countries is very important for us.

In summary, Aganar and Juega is a great jumping off point for all of Latin America. There's about a $10 billion total addressable market there. We've also recently announced Turkey and the Ukraine partnerships, which we announced a couple weeks ago. That's our second example of our growth strategy, which is driving local country players into our marketplace and selling our games into those jurisdictions.

Now for a second, we'll talk about how the domestic and international economics work. We have a extremely low customer acquisition cost of around $4, both domestically and internationally. The reason for that is because we are Lottery.com, but we do quite well in SEO. We're also just a trusted brand, and we are a household name, whether you've ever been to our site or not. We've worked really hard to maintain that trust with our users over time.

Our churn rate is actually quite low. We retained 69% of all of the users that we get. I'll make the point that that churn rate is calculated on a 12-month time span. We have a $17 annual profit and a consumer lifetime value of around $55 domestically. It's important to understand that that $4 acquisition cost is comparable. Most of our competitors see about $12 to $13 or higher to acquire that same user. We think we can continue to do that.

Internationally, it's effectively the same game, similar acquisition cost. The difference being is that while in the US, we can only charge a service fee similar to like a DoorDash or an Uber Eats, internationally, we have the flexibility to mark up the price of those tickets on a per ticket basis. We can sell a $2 Powerball ticket for, say, as high as $5, and so our margin is much higher there, which is the difference in the annual profit there but still with a similar retention rate. The goal of all of this, and we'll talk about this next, is that we can acquire these users very cheaply and then expose them to higher margin products.

We'll just go across the top here. To break it down in simplicity is we have our B2C marketplace that operates domestically on a service fee basis. We also have charitable sweepstakes that we can run in all 50 states right now, and the charitable sweepstakes is simply if you donate, say, $10 to a good cause, we give you 10 sweepstakes entries to win something which could be a luxury prize or cash prize or an experience, et cetera. We can take those same games and sell internationally as well which I've just described, which is much higher margin for us.

File name: Lottery com Investor Presentation March 2021

Trident / Lottery.com Definitive Announcement Transcript
April 28, 2021

Then in the third column, understand that we can now build our own games and be the operators of those games, which is a much higher margin for us to a Powerball-type product we can run globally really anywhere outside of the US which will do very well for us. We can also add subscriptions, meaning a continuity program, a monthly fee to give just value added services to our users.

In the yellow, that's our B2B, which is really B2B2C partners. We've built a very unique and robust API platform, and we believe we're the only lottery company that has built this, that allows any gaming operator but also really just any ecommerce company to sell our products to their users in a very simple way. We'll continue to advance that API. Anytime that we add a new product to our portfolio, it'll be exposed to that same partnership as well. Collectively, on the just domestic side, we see margin between 17% and 33%. Internationally it's between 34% and 54%, and on the data sales we're looking between 75% to 95%.

Whenever we speak about data sales, one is we are the largest lottery data provider in the world. We power Google results for lottery games in roughly 25 countries. Amazon Alexa is actually powered by us, so if you ask Alexa, "What is the Powerball drawing? What are numbers? What's the jackpot size?" She tells you, and that's all powered by us natively through Amazon. We charge a subscription fee for data access for that. We bucket our revenue lines into four main categories C2C, B2B2C partnerships, data sales, and then revenue coming from our projected acquisitions and our M&A activity.

The red is the B2B marketplace with the dark red representing our geographic expansion, and light red is growing into our market share in our existing regions. Together that represents about 74% of our revenue in 2023 which is our core business. The green is our data sales. We plan to participate in state and country bids as we move ahead for those states to go online as well, but all of this combined is only 2% of our total revenue. The blue is our M&A, which is really just straightforward acquisitions. We've identified around 10 targets and are working on the most lucrative ones right now. The revenue from our acquisitions is projected to be around 15%. Then our B2B partnerships, that will continue to grow, not as fast as our own global marketplace where we control everything. Specifically, on partnerships, we have three types that we can speak about that in the next slide.

This is the distribution ecosystem that we've been building out for the last couple of years. If you look on the top, AccuWeather, GANNETT, iHeart, octopus, first media. We effectively just enter. We work with them on an affiliate basis. We leverage their remnant ad inventory. They send us a tremendous amount of traffic, and then we convert those into paying users, and then we do a rev share with them. That's given us access to over 250 million users a month to reach them. We expect to add more partners and our existing partnerships for those relationships to grow.

Our API program, this is what I spoke to earlier. It's a very robust offering and allows partners to leverage their existing licenses, but also their user bases to just get more revenue and sell natively inside of their interfaces. Through some of our partnerships with PayRange, Honore, and Congo Bet, we currently have access to about 420,000 points of sale in 22 countries currently, and that will continue to grow. Again, data services, this is where we're powering digital publishers of multiple kinds, including Google, Amazon, and USA Today. As we mature those relationships, we look to expand them into offering either more data or also being able to sell directly through those partnerships.

File name: Lottery com Investor Presentation March 2021

Trident / Lottery.com Definitive Announcement Transcript
April 28, 2021

WinTogether is our tradable sweepstakes platform. It enables players to donate to qualified causes, as I mentioned, based on the blockchain ERC20 Token where all of those token holders are distributed 7% of the gross donations of whatever campaigns we do there. That platform will continue to grow. One of the reasons that we started WinTogether is, one, just for the social good aspect is we do believe and we intend to continue to be a social good operator and make impact on the world, but also from the other side of things is that because we can run those games in all 50 states, it's a good user acquisition tool for us. So we can obtain a user in a state where we're not currently offering lottery products, and then once we open with lottery products, we can convert them very easily onto the lottery site.

Separately, on the blockchain piece is we're in the process now of building a next-gen lottery platform where we can run our own games, which addresses the most critical things in all gaming, which is trust from the user. We can tie all of the game mechanics, the identity of the user and the winnings all done on chain, actually operate the draws there, and then pay out to users.

I think that one of the key differences in this game and where there are other crypto lottery projects operating in the world right now, the real difference is that you'll be able to pay in fiat on our platform or in a cryptocurrency, whereas currently, those products and projects don't allow that. You must be a holder of crypto to actually participate, which is obviously a very small addressable market. With that, I'll introduce Ryan Dickinson, our president and CEO, to go over the rest of the slides.

Ryan Dickinson: Thanks, Tony. When looking at revenue and EBITDA projections, you'll see in 2023 we're projecting revenue of 571 million, with a CAGR of 161% between 2020 and 2025. As Tony had already pointed out, unlike many players in our space, we are projecting to be an EBITDA positive company by the end of this year and projecting an EBITDA of $59 million in 2023, with a CAGR of 170% between 2021 and 2025.

The most important thing to look at when we talk about this is that we spent many months building a bottoms-up financial model to prove this all out. It's primarily driven off of our actual real historical performance data, specifically our 2019 and 2020 performance data. Things like average number of tickets per transaction, average number of transactions per user, average retention, average customer acquisition cost, and many other data points were all used to build the model.

The other methods that will enable us to obtain these numbers were also mentioned by Tony, and that is the geographic expansion, opening up new states, opening up new countries. We also have a robust set of partners right now, and we'll continue to utilize them, while also activating new partners to further increase our distribution. M&A will also be a factor in helping us achieve these numbers, but most importantly, it goes back to all other things we talked about, which is marketing spend against a finely tuned user acquisition funnel that has already been proven to work. With the expected $45 million from the business combination with Trident, we can fully capitalize on our very low customer acquisition cost. Once we have these users, we can then move them into the new higher-margin products and services that Tony had already mentioned. All that being said, the CAGR numbers that we're showing here, while seemingly impressive, are actually lower than the CAGR numbers we have been receiving over the last several years. We believe these are completely achievable numbers, and in fact, we have already outperformed our Q1 projections.

The other thing to note when looking at these numbers is the projected $1.1 billion of revenue in 2025 because we really need to compare that number to the rapidly growing total addressable market. What this slide represents is that growth. The global lottery market is forecasted to grow to $652 billion in 2025, and industry experts are projecting the online sales to more than double during that same timeframe.

File name: Lottery com Investor Presentation March 2021

Trident / Lottery.com Definitive Announcement Transcript
April 28, 2021

When we look at our impressive growth numbers from the previous slide, specifically the projected 1.1 billion of revenue in 2025 and compare that to the projected total addressable market, we would represent less than point 2% of the total and approximately 2.5% of the global online market. Simply put, the market is very significant. It's growing at a significant rate, and we plan on growing at a significant rate along with it.

Slide 25 looks at our forecasted CAGRs up to '23 as compared to peers. Revenue from 2020 to 2023, we're looking at a 294% CAGR, and on the EBITDA side from 2021 to 2023, we are looking at a CAGR of 322%. Looking at some of our peers on the EBITDA side, you'll note that many of our peers are not predicting to be EBITDA positive by 2023 whereas we are projected to be EBITDA to positive by the end of 2021. This has a lot to do with some of the funnel we had discussed in the previous slides, which is low customer acquisition costs but with high retention rates. Mostly it speaks to our scalability.

Plain and simple, our business model does not require constant ongoing operational expansion at the pace and rate of revenue gains, thereby allowing us to remain lean even while we grow revenue. Both the CAGRs for revenue and EBITDA, they were also indicative of us and the market being at an inflection point. The growth is substantial compared to peers because we are coming in at a slightly lower base at a time in which the industry itself is still seeing substantial growth and more importantly, is just at the starting point of growth in online distribution. With that, I'll turn it over to Vadim to review some peer comparisons and valuation and details about the transaction itself.

Vadim: Thank you, Ryan. Moving on to slide 26. On the right side, you can see the pro forma enterprise value matrix for lottery.com. The valuation matrix are based on a pro forma enterprise value equal to $526 million, which assumes a full spec role and at $10.96 cash interest per-share value. We believe that we have structured a very compelling investment opportunity. Listed on the slide are what we believe to be the most appropriate public comps that include B2C online lottery retailers, such as Zeal Network and Jumbo Interactive.

Also, you can see three B2C US listed online gaming betting companies that recently went public via spec mergers. Specifically, we look at DraftKings, Rush Street Interactive and Golden Nugget Online Gaming. All of the comps trade in excess of 6X to their 2023 estimated revenue. Lottery.com's pro forma EV to 2023 estimated revenue is just below 1X, and the pro forma EV to 2023 estimated gross profit is only 2.6X. As you can see, both matrices are well below Lottery.com's peers. On a 2023 estimated EBITDA basis, we're bringing this transaction to market at sub 9X while the next closest comp is valued an excess of 13X with several not even expected to generate positive EBITDA in 2023. The next slide covers many of the transaction details mentioned earlier and shows the pro forma ownership percentages. As we discussed, 100% of existing lottery shareholders and management are rolling their equity into the business combination. You can see the numbers here, total pro forma equity for the combined company at $10.96 per share, which as I mentioned earlier is our current cash and trust value is $563 million. We expect to deliver $45 million in cash to the balance sheet, which translates into $526 million enterprise value, which we discussed in the previous slide.

Overall, we believe that our deal brings a really great investment opportunity to the markets where all parties are aligned to build a world leader of the lottery industry, take advantage of the paradigm shift of the consumers going online and unlocking a huge potential of Lottery.com's business growth and equity value. In closing, we look forward to working with Tony and his team to finalize the business combination in the second quarter of this year, and with that, I want to thank you all for joining us.

[silent]

[00:30:53] [END OF AUDIO]

File name: Lottery com Investor Presentation March 2021